DREYFUS PREMIER STATE MUNICIPAL BOND FUND
                              MASSACHUSETTS SERIES
                            Registration No. 811-4906
                                                                 Sub-Item 77M


During the fiscal period ended October 31, 2004, the Registrant was the surviving entity of an exchange transaction with Dreyfus Massachusetts Tax Exempt Bond Fund (the "Acquired Fund") as described below.

On April 6, 2004 and April 28, 2004, the Registrant's Board and the Acquired Fund's Board, respectively, each unanimously approved an Agreement and Plan of Reorganization providing for the transfer of all of the assets, subject to liabilities, of the Acquired Fund to the Registrant in exchange (the "Exchange") for Class Z shares of the Registrant having an aggregate net asset value equal to the value of the Acquired Fund's net assets.

At a Special Meeting of Shareholders of the Acquired Fund held on October 6, 2004, shareholders of the Acquired Fund voted to approve the Agreement and Plan of Reorganization. The votes of the Registrant's shareholders were not solicited since their approval or consent was not necessary for the Exchange.

After the close of business on October 20, 2004, the Exchange was consummated and the Class Z shares of the Registrant received by the Acquired Fund were distributed to shareholders of the Acquired Fund in liquidation of the Acquired Fund, with each shareholder receiving a pro rata distribution of shares of the Registrant's Class Z shares (or fraction thereof) for shares of the Acquired Fund held prior to the Exchange. Following this liquidation, the Acquired Fund was dissolved.